15049346

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Street Capital Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Boylston St., Suite 440
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark O'Keefe — 617-536-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

One Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/14/15

OATH OR AFFIRMATION

I, Samuel E. Bain, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Street Capital Limited Partnership, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Newbury Street Capital Limited Partnership as General Partner

Title

Joseph Daniel Murphy 2-26-2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH DANIEL MURPHY
MY COMMISSION EXPIRES NOV. 12, 2015
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Newbury Street Capital Limited Partnership

Annual Audited Financial Statements

2014

M | F | A MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying financial statements of Newbury Street Capital Limited Partnership (the "Partnership"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, comprehensive income, changes in partners' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Partnership's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Partnership as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The Supplemental Schedule is the responsibility of the Partnership's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether the Supplemental Schedule, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moody, Famigliette & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 26, 2015

NEWBURY STREET CAPITAL
LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2014

December 31		2014
Assets		
Current Assets:		
Cash and Equivalents	$	341,193
Investments, at Fair Value		27,742
Commissions Receivable		4,129
Prepaid Expenses and Other Current Assets		12,458
Total Current Assets		385,522
Clearing Broker Deposit		100,000
Total Assets	$	485,522
Liabilities and Partners' Capital		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$	24,727
Note Payable		8,750
Due to Affiliated Entity		2,350
Total Current Liabilities		35,827
Partners' Capital:		
Partners' Capital		454,181
Accumulated Other Comprehensive Loss		(4,486)
Total Partners' Capital		449,695
Total Liabilities and Partners' Capital	$	485,522

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31		2014
Revenues:		
Interest	$	274,363
Commissions		254,417
Dividend Income		1,558
Other Gain (Loss) on Investments		60
Total Revenues		530,398
Expenses:		
Management Fees		300,000
Commissions and Clearing		130,412
Broker Dealer and Agent Fees		32,186
Professional Fees		32,174
Insurance - Bonding		13,834
Miscellaneous		6,437
Quote Service		4,800
Interest Expense		3,443
Computer Expense		2,100
Training		600
Total Expenses		525,986
Net Income	$	4,412

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31		2014
Net Income	$	4,412
Other Comprehensive Income:		
Unrealized Gain (Loss) on Available for Sale Securities		(278)
Total Comprehensive Income	$	4,134

The accompanying notes are an integral part of these financial statements.

	Partners' Capital	Accumulated Other Comprehensive Loss	Total Partners' Capital
Balance at December 31, 2013	$ 686,181	$ (4,208)	$ 681,973
Net Income	4,412	-	4,412
Other Comprehensive Loss	-	(278)	(278)
Distributions to Partners	(236,312)	-	(236,312)
Redemption of Partners' Capital	(100)	-	(100)
Balance at December 31, 2014	$ 454,181	$ (4,486)	$ 449,695

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2014
Cash Flows from Operating Activities:		
Net Income	$	4,412
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Foreign Withholding Tax Expense		1,543
Decrease in Commissions Receivable		4,121
Increase in Prepaid Expenses and Other Current Assets		(215)
Increase in Accounts Payable and Accrued Expenses		1,727
Increase in Due to Affiliated Entity		2,350
Net Cash Provided by Operating Activities		13,938
Net Cash Used in Financing Activities:		
Distributions to Partners		(237,855)
Redemption of Partner's Capital		(100)
Principal Payment on Note Payable		(8,750)
Net Cash Used in Financing Activities		(246,705)
Net Decrease in Cash and Equivalents		(232,767)
Cash and Equivalents, Beginning		573,960
Cash and Equivalents, Ending	$	341,193

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Years for Interest	$	3,443

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies:

Reporting Entity: Newbury Street Capital Limited Partnership (the "Partnership") was formed on March 16, 1993, as a Massachusetts limited partnership and is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Partnership utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Revenue Recognition: The Partnership recognizes revenues and expenses relating to commissions on a trade-date basis.

The Partnership shares in interest earned by the clearing broker on debit and credit balances of the Partnership's clients' accounts carried by the clearing broker. Interest income is accrued as earned.

Fair Value: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In order to measure fair value, the Partnership uses a fair value hierarchy for valuation inputs which gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that management has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Cash and Equivalents: The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has a cash management program which provides for investment of excess cash balances primarily in federally insured interest-bearing accounts, which are valued using Level 1 inputs. The Partnership considers such highly liquid investments with maturities of three months or less when invested to be cash equivalents.

Investments in Marketable Securities: Investments in certain debt and equity securities are required to be classified based on the Partnership's intent and ability to hold such securities. The classifications of the securities as "trading," "available for sale" and expected to be "held to maturity" are determined at the time of the investments and are reassessed during the period in which the securities are held. Dividend and interest income are accounted for on the accrual basis.

Concentrations of Credit Risk: Financial instruments that potentially subject the Partnership to concentration of credit risk consist primarily of cash, cash equivalents and marketable securities. The Partnership maintains its cash, cash equivalents and marketable securities with high-credit quality financial institutions.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Newbury Street Capital Limited Partnership is a partnership and, accordingly, the Partnership's taxable income is allocated to its partners for income tax reporting purposes. However, in certain circumstances the Partnership may be required to pay state income taxes.

The Partnership assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Partnership's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income.

The General Partner has determined that the Partnership does not have a liability for uncertain tax positions or unrecognized benefits as of December 31, 2014. The Partnership does not expect any material change in uncertain tax benefits within the next twelve months.

As of December 31, 2014, the Partnership is open to examination in the U.S. federal and certain state jurisdictions for tax years ended December 31, 2014, 2013, 2012, and 2011.

1. **Organization and Significant Accounting Policies (Continued):**

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Actual results experienced by the Partnership may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2014 through January 21, 2015, the latter representing the issuance date of these financial statements.

2. **Investments in Marketable Securities:**

As of December 31, 2014, the Company maintains certain investments in marketable debt and equity securities, registered with the Securities and Exchange Commission, which are classified as available for sale. As of December 31, 2014, the original cost of these investments amounted to $25,014 and the fair value of these investments amounted to $27,742. During the year ended December 31, 2014, unrealized losses on marketable securities in the amount of $278 are included in the accompanying statements of comprehensive income. During the year ended December 31, 2014, there were no realized losses.

Assets measured at fair value on a recurring basis at December 31, 2014 include investments in marketable equity securities classified as available for sale. Fair value measurements are based on quoted market prices in active markets, which are considered to be Level 1 inputs in the fair value hierarchy.

3. **Clearing Broker:**

The Partnership is a party to a fully disclosed clearing agreement with a clearing broker. The terms of the agreement require that the Partnership maintain a deposit in the amount of $100,000.

Furthermore, the Partnership is required to notify the clearing broker in advance of partnership distributions in excess of ten percent of its net capital. The Partnership was in compliance with this contractual provision during 2014.

4. **Net Capital:**

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2014, the Partnership's net capital amounted to $430,947.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Partnership's aggregate indebtedness to net capital ratio amounted to 0.08 to 1.

5. **Related Party Transactions:**

The Partnership acts as a broker in security transactions for an entity affiliated through common ownership.

The affiliated entity provides certain administrative and management services to the Partnership. Management fees incurred by the Partnership for these services amounted to $300,000 in 2014.

Additional expenses incurred by the Partnership with the affiliated entity for training, computer, office, legal and research expenses amounted to $14,100 during the year ended December 31, 2014.

Due to affiliated entity represents amounts due to the affiliated entity for management fees, training, computer, office, legal and research expenses. As of December 31, 2014, such amounts due to the affiliated entity amounted to $2,350.

6. **Note Payable:**

During the year-ended December 31, 2013, the Partnership entered into a buyout agreement with one of its partners. The terms of the buyout agreement call for annual payments of $8,750 through 2015. As of December 31, 2014, the balance due under this note amounted to $8,750.

7. Indemnifications:

In the ordinary course of business, the Partnership enters into various agreements containing standard indemnification provisions. The Partnership's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Partnership under such indemnification provisions is uncertain. As of December 31, 2014, no amounts have been accrued related to such indemnification provisions.

December 31		2014
Aggregate Indebtedness	$	35,827
Partners' Capital	$	449,695
Deductions for Nonallowable Assets:		
Prepaid Expenses and Other Current Assets		(14,587)
Portion of Insurance Deductible above $5,000 Limit		-
Haircuts on Securities		(4,161)
Net Capital		430,947
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	425,947
Ratio of Aggregate Indebtedness to Net Capital		0.08 to 1

Reconciliation of Audited Computation of Net Capital under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the SEC:

The Partnership operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the SEC:

The Partnership is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.

MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 15c3-3, in which (1) Newbury Street Capital Limited Partnership (the "Partnership") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Partnership stated that the Partnership met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to Partnership's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 26, 2015

NEWBURY STREET CAPITAL LIMITED PARTNERSHIP

Newbury Street Capital, LP
Exemption Report under SEC Rule 17a-5
Fiscal Year 2014

Under the provisions in paragraph (k) of SEC Rule 15c3-3 (the "exemption provisions"), Newbury Street Capital, LP ("NSC") claims an exemption from SEC Rule 15c3-3. NSC met the identified exemption provisions throughout fiscal year 2014 without exception.

Under the SEC Rule 15c3-3(k)(2)(ii) exemption, NSC clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer, Pershing LLC, and promptly transmits all customer funds and securities to Pershing LLC in their capacity as clearing broker-dealer. In this arrangement, Pershing LLC carries all of the customer accounts of NSC and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

This statement is made to the best knowledge and belief of NSC and there are no exceptions to the claimed exemptions above.

Affirmed by:

Samuel E. Bain, Jr.
President, Newbury Street Capital Limited Partnership
as General Partner

M | F | A
MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
Boston, Massachusetts

Independent Accountants' Agreed-Upon Procedures
Report on Schedule of Assessment and Payments (Form SIPC-7)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Newbury Street Capital Limited Partnership (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 26, 2015

1220

NEWBURY STREET CAPITAL L.P.
372 WASHINGTON STREET
WELLESLEY, MA 02481

Cambridge Trust Company
CAMBRIDGE, MASS.
53-59-113

01

1/19/2015

PAY TO THE ORDER OF SIPC

$ **493.00

Four Hundred Ninety-Three and 00/100*** DOLLARS

SIPC
PO Box 92185
Washington, DC 20090-2185

MEMO
2014 SIPC-7 Assessment 8-045673

AUTHORIZED SIGNATURE

Security features. Details on back.

⑈001220⑈ ⑆011300595⑆ ⑈5620760 1⑈

NEWBURY STREET CAPITAL L.P.

1220

SIPC

1/19/2015

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
1/19/2015	Bill	SIPC-7	493.00	493.00		493.00
					Check Amount	493.00

CASH CHECKING - C 2014 SIPC-7 Assessment 8-045673 493.00

NEWBURY STREET CAPITAL L.P.

1220

SIPC

1/19/2015

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
1/19/2015	Bill	SIPC-7	493.00	493.00		493.00
					Check Amount	493.00

CASH CHECKING - C 2014 SIPC-7 Assessment 8-045673 493.00

ENDORSE HERE

DO NOT WRITE, STAMP OR SIGN BELOW THIS LINE
RESERVED FOR FINANCIAL INSTITUTION USE *

RS-52 (Rev. A)

The security features listed below, as well as those not listed, exceed industry guidelines.

Security Features:	Results of document alteration:
MicroPrint Line	• MP Small type in line appears as dotted line when photocopied
Chemically Sensitive Paper	• Stains or spots may appear with chemical alteration
Security Screen	• Absence of "Original Document" verbiage on back of check

* FEDERAL RESERVE BOARD OF GOVERNORS REG. CC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1431*********************MIXED AADC 220
045673 FINRA DEC
NEWBURY STREET CAPITAL
500 BOYLSTON ST STE 440
BOSTON MA 02116-3740

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 1,227
B. Less payment made with SIPC-6 filed (exclude interest) 7/24/2014 Date Paid		(734)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		493
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 493
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 493	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Newbury Street Capital LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of January, 2014.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 530,132
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	88
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	88
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	39,471
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	39,471
2d. SIPC Net Operating Revenues	$ 490,749
2e. General Assessment @ .0025	$ 1,227
	(to page 1, line 2.A.)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1,227

B. Less payment made with SIPC-6 filed (**exclude interest**) (734)
7/24/14
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 493

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 493

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 493

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NSC LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the_____ day of_______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ___________ ___________ ___________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/14
and ending 12/31/14

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 530,132

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — 88

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — [illegible] 88

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 39,471.

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. [illegible] — [illegible]

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 39,471

2d. SIPC Net Operating Revenues — $ 490,749

2e. General Assessment @ .0025 — $ 1,227

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE, Arca, Inc.	
CHX	Chicago Stock Exchange, Incorporated	NASDAQ OMX PHLX	
		SIPC	Securities Investor Protection Corporation